APPENDIX B

CONTINUANCE RESOLUTION OF SAN TELMO ENERGY LTD.

IT IS HEREBY RESOLVED, as a special resolution, that:

1.

San Telmo Energy Ltd. (the "Corporation") be and is hereby authorized to apply to the Registrar of Corporations (Alberta) (the "Registrar") for a Certificate of Continuance continuing the Corporation (the "Continuance") under the Business Corporations Act (Alberta) (the "ABCA") as if it had been incorporated thereunder and to file with the Registrar Articles of Continuance and such other documents as may be required in the form or forms prescribed by the ABCA;

2.

the Corporation be and is hereby authorized to apply to the British Columbia Registrar of Companies under the Business Corporations Act (British Columbia) (the "BCBCA") for authorization to effect the Continuance under the provisions of the ABCA;

3.

effective upon the issuance of a Certificate of Continuance by the Registrar, the Articles of Continuance and by-laws, in the forms attached as Appendix M, to the joint information circular and proxy statement of the Corporation and Rolling Thunder Exploration Ltd. dated November 15, 2005, be and are hereby adopted and confirmed in substitution for the Notice of Articles and Articles of the Corporation and all amendments thereto;

4.

any one officer or director of the Corporation be and is hereby authorized, for and on behalf of the Corporation, whether under its corporate seal or otherwise, to execute and file:

(a)

subject to the issuance of the requisite authorizations to continue, the Articles of Continuance; and

(b)

all such documents and to perform and do all such acts and things as such person in his sole discretion considers necessary or advisable to carry out the terms of these resolutions, including, without limitation, all documents required by the ABCA and the BCBCA, as applicable, to accompany the Articles of Continuance; and

5.

the directors of the Corporation be and are hereby authorized to abandon the Continuance without the further approval, ratification or confirmation of the shareholders of the Corporation.

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